Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated financial statements as of September 30, 2025 and for the three and nine-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated financial statements as of September 30, 2025 and for the three and nine-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of financial position

As of September 30, 2025 and December 31, 2024

		As of September 30,	As of December 31,
	Note	2025	2024
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	182,407	72,723
Trade and other receivables, net	7	162,898	131,168
Income tax prepayments		20,671	7,736
Inventories	8	750,715	773,997
Prepayments		41,749	6,872
Total current assets		1,158,440	992,496

Non-current assets
Trade and other receivables, net	7	24,462	43,224
Financial investments designated at fair value through other comprehensive income		320	239
Property, plant and equipment, net	9	1,997,512	2,031,139
Intangible assets, net	10	61,151	63,596
Goodwill		4,459	4,459
Deferred income tax assets	14	28,963	21,816
Right of use assets		17,205	9,023
Other assets		50	51
Total non-current assets		2,134,122	2,173,547
Total assets		3,292,562	3,166,043

Liabilities and equity
Current liabilities
Trade and other payables	11	294,891	242,051
Financial obligations	13	494,346	458,346
Lease liabilities		4,870	2,958
Income tax payable		3,319	17,937
Provisions	12	29,888	44,263
Total current liabilities		827,314	765,555

Non-current liabilities
Financial obligations	13	918,566	1,034,845
Lease liabilities		11,937	6,462
Provisions	12	30,490	28,146
Deferred income tax liabilities	14	119,459	117,937
Total non-current liabilities		1,080,452	1,187,390
Total liabilities		1,907,766	1,952,945

Equity	15
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,855)	(16,551)
Retained earnings		457,347	285,345
Total equity		1,384,796	1,213,098
Total liabilities and equity		3,292,562	3,166,043

The accompanying notes are an integral part of the interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of profit or loss

For the three and nine-month periods ended September 30, 2025 and September 30, 2024

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2025	2024	2025	2024
		S/(000)	S/(000)	S/(000)	S/(000)
Sales of goods	16	574,067	517,754	1,557,339	1,451,399
Cost of sales	17	(350,173)	(321,998)	(970,401)	(920,223)
Gross profit		223,894	195,756	586,938	531,176

Operating (expense) income
Administrative expenses	18	(76,541)	(63,634)	(216,880)	(182,672)
Selling and distribution expenses	19	(24,586)	(19,587)	(69,711)	(56,236)
Other operating income (expense), net		(1,515)	3,938	7,268	(426)
Total operating expenses, net		(102,642)	(79,283)	(279,323)	(239,334)
Operating profit		121,252	116,473	307,615	291,842

Other income (expenses)
Finance income		8,728	1,650	9,896	4,225
Finance costs	21	(23,565)	(25,015)	(69,384)	(75,890)
Gain (loss) from exchange difference, net	5	(47)	138	1,816	(1,247)
Total other expenses, net		(14,884)	(23,227)	(57,672)	(72,912)
Profit before income tax		106,368	93,246	249,943	218,930

Income tax expense	14	(34,861)	(30,707)	(77,941)	(70,135)

Profit for the period		71,507	62,539	172,002	148,795

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)	23	0.17	0.15	0.40	0.35

The accompanying notes are an integral part of the interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of other comprehensive income

For the three and nine-month periods ended September 30, 2025 and September 30, 2024

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2025	2024	2025	2024
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		71,507	62,539	172,002	148,795

Other comprehensive income (loss)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent years:
Change in fair value of financial instruments designated at fair value through other comprehensive loss		(227)	(183)	(431)	(278)
Deferred income tax	14	67	54	127	82
Other comprehensive loss for the period, net of income tax		(160)	(129)	(304)	(196)

Total comprehensive income for the period, net of income tax		71,347	62,410	171,698	148,599

The accompanying notes are an integral part of the interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of changes in equity

For the nine-month period ended September 30, 2025 and September 30, 2024

						Unrealized loss on
						financial
			Investments shares	Additional		instruments designated
	Capital	Investment	held in	paid-in	Legal	at fair	Retained	Total
	stock	shares	treasury	capital	reserve	value	earnings	equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	261,994	1,190,008
Profit for the period	-	-	-	-	-	-	148,795	148,795
Other comprehensive income for the period, net of income tax	-	-	-	-	-	(196)	-	(196)
Total comprehensive income	-	-	-	-	-	(196)	148,795	148,599

Balance as of September 30, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,486)	410,789	1,338,607

Balance as of January 1, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,551)	285,345	1,213,098
Profit for the period	-	-	-	-	-	-	172,002	172,002
Other comprehensive income for the period, net of income tax	-	-	-	-	-	(304)	-	(304)
Total comprehensive income	-	-	-	-	-	(304)	172,002	171,698
Balance as of September 30, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,855)	457,347	1,384,796

The accompanying notes are an integral part of the interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of cash flows

For the three and nine-month periods ended September 30, 2025 and September 30, 2024

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2025	2024	2025	2024
		S/(000)	S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		106,368	93,246	249,943	218,930
Non-cash adjustments to reconcile profit before income tax to net cash flows from operating activities:
Depreciation and amortization		39,308	38,103	117,868	114,894
Finance costs	21	23,565	25,015	69,384	75,890
Long-term incentive plan	12	1,636	1,791	4,418	5,373
Estimate expected credit loss	7	574	432	1,786	2,044
Exchange difference related to monetary transactions		286	168	86	499
Finance income		(8,728)	(1,650)	(9,896)	(4,225)
Net gain on disposal of property, plant and equipment		-	(3,465)	(1,756)	(3,558)
Other items that do not generate operating cash flow, net		1,066	(1,023)	1,968	2,165

Working capital adjustments:

(Increase) decrease in trade and other receivables		14,031	(692)	(15,074)	(31,500)
(Increase) decrease in prepayments		13,707	10,524	(33,959)	(18,734)
Decrease (increase) in inventories		(1,397)	(16,892)	23,332	1,867
Increase in trade and other payables		33,435	47,003	47,090	7,359
		223,851	192,560	455,190	371,004

Interest received		8,646	1,692	10,268	4,187
Interest paid		(28,533)	(29,666)	(75,235)	(81,862)
Income tax paid		(33,976)	(27,338)	(110,380)	(80,489)
Net cash flows provided by operating activities		169,988	137,248	279,843	212,840

Interim consolidated statements of cash flows (continued)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2025	2024	2025	2024
		S/(000)	S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(22,772)	(11,356)	(76,149)	(39,821)
Purchase of intangibles assets		(4,009)	(4,382)	(8,579)	(10,756)
Purchase of investments available for sale		-	-	(512)	(361)
Loans granted		-	-	(462)	(97)
Proceeds from sale of property, plant and equipment		24	4,221	2,692	4,400
Opening of term deposits		-	(32,782)	-	(32,782)
Proceeds from loans		-	-	-	115
Net cash flows used in investing activities		(26,757)	(44,299)	(83,010)	(79,302)

Financing activities
Payment of bank loans	25	(39,091)	(39,091)	(283,473)	(231,273)
Lease payments		(2,175)	(1,328)	(5,640)	(3,457)
Dividends paid	25	(125)	(141)	(699)	(426)
Bank loans received	25	-	-	202,200	151,200
Dividends returned		215	-	549	297
Net cash flows used in financing activities		(41,176)	(40,560)	(87,063)	(83,659)

Increase in cash and cash equivalents		102,055	52,389	109,770	49,879
Net foreign exchange difference		(286)	(166)	(86)	(536)
Cash and cash equivalents at the beginning of the period		80,638	87,313	72,723	90,193

Cash and cash equivalents at the end of the period	6	182,407	139,536	182,407	139,536

Transactions with no effect in cash flows:
Outstanding accounts payable related to acquisition of property, plant and equipment	9	(371)	270	(11,504)	(8,302)
Unrealized exchange difference related to monetary transactions		286	168	86	499

The accompanying notes are an integral part of the interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim consolidated financial statements

As of September 30, 2025 and 2024, and December 31, 2024

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of September 30, 2025 and 2024 and December 31, 2024. The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company and its subsidiaries’ main activity is the production and marketing of cement, blocks, concrete and other minors in La Libertad region of the northern of Peru.

The issuance of the interim consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of September 30, 2025 and for the nine-month period then ended, were authorized by the Company’s Management on October 28, 2025. The consolidated audited financial statements as of December 31, 2024 and for the year then ended were approved by the Annual General Shareholders, on March 24, 2025.

The consolidated financial statements as of September, 2025, 2024 and December 31, 2024, comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A.C. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L. and subsidiary, Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Soluciones Crealo 150 S.A.C , Soluciones Takay S.A.C., 150Krea Inc, Vanguardia Constructora del Perú S.A.C. and Corporación Materiales Piura S.A.C. As of these dates, the Company maintained a 100 percent interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A.C. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete. It is the main partner of the Consorcio Constructor Norte del Peru, an entity established for the execution of the work “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

Notes to interim consolidated financial statements (continued)

-	Salmueras Sudamericanas S.A.(“Salmueras”) In December 2017, the Company decided not to continue with the activities related to this project of Salmueras.

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition and intermediation services for the management and development of real estate projects by natural and/or legal persons.

-	150Krea Inc., entity constituted on June 3, 2021 whose corporate purpose is the lease of intangible assets.

-	Corporación Materiales Piura S.A.C., entity acquired on January 4, 2023 whose corporate purpose is the extraction of stone, sand and clay.

-	Soluciones Créalo 150 S.A.C., an entity established on June 21, 2024, under the trade name Makers150, is mainly dedicated to the research and development of digital solutions for companies in the construction sector in Latin America.

-	Vanguardia Constructora del Perú S.A.C., an entity established on June 21, 2024, whose corporate purpose is the performance of all construction activities, engineering services and management consulting.

2.	Significant accounting policies

2.1	Basis of preparation -

The interim consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair value attributable to the risks that are being hedged in effective hedge relationships. The interim consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand S/(000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period or periods. There are certain standards and amendments applied for the first time by the Group during 2025, that did not require the restatement of previous financial statements, as explained in note 2.3.17.

Notes to interim consolidated financial statements (continued)

2.2	Basis of consolidation -

The interim consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2025 and 2024 and for the year ended December 31, 2024. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

The accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the interim consolidated statements of cash flows comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified at initial recognition as measured at amortized cost, fair value through OCI or fair value through profit or loss.

The Group’s financial assets include cash and cash equivalents, commercial and other receivables and other financial investments at fair value through OCI.

Notes to interim consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).

-	Financial assets designated at fair value through OCI without recycling of cumulative gains and losses upon derecognition (equity instruments).

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows and not sale or trade it, and,

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

As of September 30, 2025 and December 31, 2024, the Group held trade and other receivables in this category; because they meet the conditions described above.

Financial assets at fair value through OCI (equity instruments) -

Upon initial recognition, the Group can elect to irrevocably classify its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Notes to interim consolidated financial statements (continued)

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of September 30, 2025 and December 31, 2024, the Group elected to classify irrevocably its listed equity investments in Fossal S.A.A. under this category.

(ii)	Impairment of financial assets -

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Notes to interim consolidated financial statements (continued)

(iii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, the Group maintains Loans and Borrowings, which accounting treatment is explained below:

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

As of September 30, 2025 and December 31, 2024, the Group included trade and other payables and financial liabilities in this category, for more information refer to notes 11 and 13.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

Notes to interim consolidated financial statements (continued)

(iv)	Fair value measurement -

The Group measures financial instruments such as equity investments, at fair value at each period end.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or

-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value accounting hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s management determines the policies and procedures for recurring and non-recurring fair value measurements.

Notes to interim consolidated financial statements (continued)

At each reporting date, the Financial Management analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group’s accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with the relevant external sources to determine whether the change is reasonable.

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above, see note 26(a).

2.3.3	Foreign currencies -

The functional and presentation currency for the interim consolidated financial statements of the Group is soles, which is also the functional currency for its subsidiaries.

Transactions and balances -

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

2.3.4	Inventories -

Inventories are valued at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials, spare part and supplies -

-	Initially at cost and are recorded at the lower of cost and net realizable value.

Finished goods and work in progress -

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads is based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Notes to interim consolidated financial statements (continued)

Inventory in transit -

-	Cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs of inventory necessary to make the sale.

2.3.5	Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met, see note 2.3.5. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as operation cost or expense in profit or loss as incurred.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions, see note 3, and quarry rehabilitation cost provisions, see note 12.

Notes to interim consolidated financial statements (continued)

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years

Buildings and other construction:
Minor installations related to buildings	Between 10 and 35
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills	Between 24 and 45
Horizontal and vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

2.3.7	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “Property, plant and equipment” caption of consolidated statement of financial position. Those mining concessions are amortized following the straight-line method. In the event the Group abandons the concession, the costs associated, see note 8(b), are written-off in the consolidated statement of profit or loss.

As of September 30, 2025 and December 31, 2024, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

Notes to interim consolidated financial statements (continued)

2.3.8	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after the exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on the useful life of the quarry to which it relates. Expenditures that significantly increase the economic life of the quarry under exploitation are capitalized.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.9	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

The Group’s intangible assets with finite useful lives are amortized over an average term between three and ten years.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Notes to interim consolidated financial statements (continued)

Exploration and evaluation assets -

Exploration and evaluation activity involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity include:

-	Researching and analyzing historical exploration data.

-	Gathering exploration data through geophysical studies.

-	Exploratory drilling and sampling.

-	Determining and examining the volume and grade of the resource.

-	Surveying transportation and infrastructure requirements.

-	Conducting market and finance studies.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized, see note 10(b). These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment indicator is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

The Group assesses at each reporting date whether there is an indication that exploration and evaluation assets may be impaired, see note 9(c).

Notes to interim consolidated financial statements (continued)

2.3.10	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for quarry rehabilitation and depreciation and amortization charges.

2.3.11	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Quarry rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Quarry rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk-free rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of quarry rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset, see note 12.

Environmental expenditures and liabilities -

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Notes to interim consolidated financial statements (continued)

Liabilities for environmental costs are recognized when a clean-up is probable, and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

Onerous contracts -

If the Group has an onerous contract, the present obligations arising from it should be recognised and measured as a provision. However, before recognising a provision for an onerous contract, the Group recognises any impairment loss on the assets used to fulfil the obligations arising from that contract.

An onerous contract is one in which the unavoidable costs (i.e. the costs that the Group cannot avoid because it has the contract) of fulfilling the obligations under it exceed the economic benefits expected to be received from it. Unavoidable costs correspond to the lower of the cost of complying with the terms of the contract and the amount of payments or penalties arising from non-compliance. The cost of fulfilling a contract includes costs directly related to the contract (i.e. incremental costs and an allocation of costs that directly relate to contract activities).

2.3.12	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are recorded monthly on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. The Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated audited financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss.

Notes to interim consolidated financial statements (continued)

2.3.13	Revenue recognition -

The Group is dedicated to the production and trading of cement, concrete, blocks and other minors, as well as trade of construction supplies. These goods are sold in contracts with customers.

Revenue is measured at the fair value of the consideration received or receivable, considering contractually defined terms of payment and excluding taxes or duties.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

The Group considers whether there are other terms in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, the existence of significant financing components, noncash consideration, and consideration payable to the customer (if any).

Rendering of services –

Transport services

In the business segments cement, concrete, blocks and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Paving services

In the paving business, to satisfy performance obligations over time, the Group shall recognise revenue by measuring progress as progress is made (transferring control of the services) in accordance with the relevant contract.

To measure the progress of the paving service, the Group uses the resource method, which states that revenue should be recognised on the basis of the efforts or resources incurred to satisfy the performance obligation (for example, resources consumed, labour hours expended, costs incurred, elapsed time or machinery hours used) in relation to the total resources expected to satisfy the performance obligation.

The Group shall present the right or obligation it holds for the delivery of the transferred services to a customer as a contract asset or a contract liability in its statement of financial position when that right or obligation is conditioned by something other than the passage of time.

Notes to interim consolidated financial statements (continued)

2.3.14	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Deferred tax -

Deferred tax is determinated on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

2.3.15	Treasury shares -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Notes to interim consolidated financial statements (continued)

2.3.16	Impairment of non-financial assets –

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required (goodwill and Intangible assets with indefinite useful lives), the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group supports its impairment calculation by using detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses related to continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

In addition, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such an indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

As of September 30, 2025 and December 31, 2024 there were no signs of impairment for long-lived assets.

Notes to interim consolidated financial statements (continued)

2.3.17	New amended standards and interpretations –

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2025. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Lack of exchangeability – Amendments to IAS 21

The amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments are effective for annual reporting periods beginning on or after 1 January 2025. When applying the amendments, an entity cannot restate comparative information.

The amendments had no impact on the Group’s financial statements.

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

If signs of impairment are identified, the most significant estimate considered by the Company’s Management will correspond to the evaluation of the impairment of long-lived assets. As of September 30, 2025 and December 31, 2024, Management has not identified signs of impairment for long-lived assets, which is why it considers that there are no significant estimates for those dates.

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that will have effect at January 1, 2026 are below:

-	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards

-	Amendments to IFRS 7 Financial Instruments: Disclosures

-	Amendments to IFRS 9 Financial Instruments

-	Amendments to IFRS 10 Consolidated Financial Statements

-	Amendments to IAS 7 Statement of Cash Flows

The adoption of these new regulations is not expected to have a material impact on the Group’s interim consolidated financial statements.

Notes to interim consolidated financial statements (continued)

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of September 30, 2025 the exchange rates for transactions in United States dollars, published by this institution, were S/3.464 for purchase and S/3.476 for sale (S/3.758 for purchase and S/3.770 for sale as of December 31, 2024).

As of September 30, 2025 and December 31, 2024, the Group had the following assets and liabilities in United States dollars:

	As of September 30,	As of December 31,
	2025	2024
	US$(000)	US$(000)
Assets
Cash and cash equivalents	13,309	6,690
Trade and other receivables, net	5,419	4,800
	18,728	11,490

Liabilities
Trade and other payables	(11,488)	(14,636)
	(11,488)	(14,636)
Net monetary position	7,240	(3,146)

As of September 30, 2025, the net gain originated by the exchange difference was approximately S/1,816,000 (the net loss from exchange difference amounted to S/1,247,000 as of September 30, 2024). All these results are presented in the heading “Gain (loss) from exchange difference, net” in the interim consolidated financial statement of profit and loss.

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	As of September 30,	As of December 31,
	2025	2024
	S/(000)	S/(000)

Cash on hand	137	155
Cash at banks (b)	62,842	48,568
Short-term deposits (c)	119,428	24,000
	182,407	72,723

(b)	Cash at banks is denominated in local and foreign currency, are deposited in local and foreign bank and are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

Notes to interim consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)
Trade receivables (b)	102,483	95,419	-	-
Contract asset (c)	46,131	26,701	-	-
Other accounts receivable	12,161	8,613	-	-
Accounts receivable from Parent company and affiliates, note 22	3,401	1,969	-	-
Funds restricted to tax payments	1,554	393	-	-
Loans to employees	872	910	-	-
Interest receivable	734	963	-	-
Other receivables from sale of fixed assets	94	139	-	-
Allowance for expected credit losses (e) and (f)	(12,491)	(11,486)	-	-
Financial assets classified as receivables (f)	154,939	123,621	-	-
Value-added tax credit	7,959	7,547	305	643
Claim to the SUNAT (d)	-	-	11,118	29,559
Other accounts receivable	-	-	13,039	13,022
Tax refund receivable	-	-	9,034	9,034
Allowance for expected credit losses (e)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	7,959	7,547	24,462	43,224
	162,898	131,168	24,462	43,224

(b)	Trade account receivables presented net of discounts and bonuses, have current maturity (30 to 90 days) and those overdue bear interest.

(c)	It corresponds mainly to paving services whose recognition is carried out according to the provisions of note 2.3.13.

(d)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Notes to interim consolidated financial statements (continued)

Pursuant to this, the Company initiated two legal proceedings: (i) a constitutional process to denounce the repression of homogeneous harmful acts, filed on March 31, 2021; and, (ii) a contentious-administrative claim filed before the ordinary court, the object of which was the annulment and return of securities, filed on June 22, 2021.

To date, both processes have culminated with resolutions favorable to the Company’s claim and it is noted that, with respect to the two aforementioned processes, the resolution issued by virtue of the Constitutional Court’s Order, dated December 16, 2024, declares the constitutional grievance appeal well-founded and consequently the respective RTF void and orders the Tax Court to comply with the issuance of new resolutions complying with the judgment issued in STC 1043-2013-PA/TC regarding the calculation also applying to previous years, such as 2008 and 2009.

As a consequence of said administrative ruling, it is appropriate for SUNAT, either directly or through enforcement, to proceed with the return of the amounts paid by the Company amounting to S/29,559,000, since this constitutes a direct effect of the execution of the mandate ordered by the Constitutional Court. As of August 20, the Company received a refund amounting to S/18,441,000, leaving an outstanding balance of S/11,118,000 to be collected as of September 30, 2025.

(e)	The movement of the allowance for expected credit losses is as follows:

	As of September 30, 2025	As of September 30, 2024
	S/(000)	S/(000)
Opening balance	20,520	18,048
Additions, note 19	1,786	2,044
Recoveries	(781)	(127)
Ending balance	21,525	19,965

As of September 30, 2025, the additions include S/1,786,000 related to the provision for expected credit losses for trade receivables (S/2,044,000 as of September 30, 2024), which are presented in the caption “selling and distribution expenses” on the interim consolidated financial statement of profit and loss, see note 19.

Notes to interim consolidated financial statements (continued)

(e)	The aging analysis of trade and other accounts receivable as of September 30, 2025 and December 31, 2024, is as follows:

			Past due but not impaired
As of September 30, 2025	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss rate	7.5%	0.3%	4.3%	9.4%	9.9%	23.5%	70.9%
Carrying amount 2025	167,430	135,844	9,284	5,042	1,374	264	15,622
Expected credit loss	12,491	341	403	473	136	62	11,076

			Past due but not impaired
As of December 31, 2024	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss rate	8.5%	0.2%	2.0%	2.8%	2.6%	8.6%	82.5%
Carrying amount 2024	135,107	100,349	11,138	5,109	4,326	1,275	12,910
Expected credit loss	11,486	244	228	145	114	110	10,645

Notes to interim consolidated financial statements (continued)

8.Inventories

(a)	This caption is made up as follows:

	As of September 30, 2025	As of December 31, 2024
	S/(000)	S/(000)
Goods and finished products	9,000	18,234
Work in progress	247,829	221,837
Raw materials	211,367	254,141
Packages and packing	3,881	3,441
Fuel	3,818	3,552
Spare parts and supplies	265,377	259,601
Inventory in transit	9,443	13,191
	750,715	773,997

(b)	As of September 30, 2025 and December 31, 2024, the amount of the provision for inventory obsolescence amounts to S/27,208,000 and S/33,880,000, respectively. As of September 30, 2025 and 2024, the net effect of recoveries and write-offs recognized in the interim consolidated financial statement of profit and loss for S/2,517,000 and S/2,447,000, respectively.

Notes to interim consolidated financial statements (continued)

9.	Property, plant and equipment

(a)	The composition and movement of the item as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interest (f)	Work in progress (d) and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
As of January 1, 2024	112,098	71,090	258,584	822,229	1,883,083	11,079	105,383	45,187	16,233	74,297	46,081	3,445,344
Additions	-	813	2,197	-	11,036	318	1,113	2,453	-	-	21,468	39,398
Sales and/or retirement	(1,390)	-	(268)	-	(365)	(113)	(4,825)	(225)	-	-	(330)	(7,516)
Others	-	-	(370)	-	-	-	-	-	(36)	-	-	(406)
Transfers	-	(6,948)	-	3,329	22,027	97	-	846	-	-	(19,620)	(269)
As of September 30, 2024	110,708	64,955	260,143	825,558	1,915,781	11,381	101,671	48,261	16,197	74,297	47,599	3,476,551
As of January 1, 2025	110,430	63,789	260,143	1,036,526	1,740,246	11,964	105,093	50,727	17,698	74,297	37,942	3,508,855
Additions	157	542	4,528	-	19,661	117	7,260	2,929	-	-	35,906	71,100
Sales and/or retirement	(146)	-	(1,009)	-	(1,952)	(15)	(472)	(69)	-	-	(29)	(3,692)
Transfers	-	-	-	5,972	11,156	99	1,598	285	-	-	(19,148)	(38)
As of September 30, 2025	110,441	64,331	263,662	1,042,498	1,769,111	12,165	113,479	53,872	17,698	74,297	54,671	3,576,225
Accumulated depreciation
As of January 1, 2024	12,472	11,234	-	198,656	857,790	8,771	83,335	28,834	2,650	12,167	-	1,215,909
Additions	54	316	-	15,553	77,907	349	3,796	2,755	121	1,234	-	102,085
Sales and/or retirement	(259)	-	-	-	(211)	(108)	(4,339)	(205)	-	-	-	(5,122)
As of September 30, 2024	12,267	11,550	-	214,209	935,486	9,012	82,792	31,384	2,771	13,401	-	1,312,872
As of January 1, 2025	12,285	11,487	-	307,248	874,836	9,131	84,296	32,811	2,817	13,813	-	1,348,724
Additions	(92)	274	-	21,899	71,857	420	3,926	3,247	198	1,234	-	102,963
Sales and/or retirement	-	-	-	-	(1,315)	(13)	(425)	(65)	-	-	-	(1,818)
As of September 30, 2025	12,193	11,761	-	329,147	945,378	9,538	87,797	35,993	3,015	15,047	-	1,449,869

Impairment (g)
As of January 1, 2025	52,056	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	130,084
Retirement	(1,084)	-	-	-	-	-	-	-	-	-	-	(1,084)
As of September 30, 2024	50,972	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	129,000
As of January 1, 2025	50,964	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	128,992
Additions	-	-	-	-	-	1	-	-	-	-	-	1
Retirement	-	-	(146)	-	-	-	-	(3)	-	-	-	(149)
As of September 30, 2025	50,964	24,573	3,839	31,038	12,918	201	26	451	-	1,413	3,421	128,844

Net book value
As of September 30, 2024	47,469	28,832	256,158	580,311	967,377	2,169	18,853	16,423	13,426	59,483	44,178	2,034,679
As of January 1, 2025	47,181	27,729	256,158	698,240	852,492	2,633	20,771	17,462	14,881	59,071	34,521	2,031,139
As of September 30, 2025	47,284	27,997	259,823	682,313	810,815	2,426	25,656	17,428	14,683	57,837	51,250	1,997,512

Notes to interim consolidated financial statements (continued)

(b)	Mining concessions mainly include acquisitions costs related to coal concessions acquired in previous years and the cost of certain concessions acquired in January 2023 for exploration activities in areas of interest to the cement business, through the purchase of the company Corporación Materiales Piura S.A.C.

(c)	The Group has assessed the recoverable value of its remaining property, plant and equipment and, except as specifically mentioned in (g), has not identified indications of impairment losses for these assets as of September 30, 2025 and December 31, 2024.

(d)	Work in progress included in property, plant and equipment as of September 30, 2025 and December 31, 2024, is mainly related to complementary facilities of the cement plants.

(e)	As of September 30, 2025, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/11,504,000 (S/17,122,000 as of December 31, 2024), see note 11.

(f)	The borrowing costs are mainly related to the construction of the cement plant located in Piura and to a lesser extent to the construction of the Clinker Lines Optimization Project – Kiln 4 in the city of Pacasmayo. Both plants are already in operation.

(g)	In previous years management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment.

At the end of 2023, Management recognized a specific impairment to retirement for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of the Clinker Lines Optimization Project – Kiln 4 in said plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss.

Likewise, in that year, Management recognized an impairment to retirement of the value of the coal concessions (northern zone).

Notes to interim consolidated financial statements (continued)

10.	Intangibles assets, net

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
As of January 1, 2024	71,207	24,543	1,975	52,846	150,571
Additions	10,290	-	-	167	10,457
Lows	(131)	-	-	-	(131)
Transfers	237	-	-	47	284
As of September 30, 2024	81,603	24,543	1,975	53,060	161,181
As of January 1, 2025	87,211	24,543	1,975	52,800	166,529
Additions	8,262	-	-	327	8,589
Lows	(8)	-	-	-	(8)
Transfers	11	-	-	-	11
As of September 30, 2025	95,476	24,543	1,975	53,127	175,121
Accumulated amortization
As of January 1, 2024	30,243	13,073	71	9,887	53,274
Additions	8,665	1,841	-	226	10,732
As of September 30, 2024	38,908	14,914	71	10,113	64,006
As of January 1, 2025	42,863	15,527	71	10,095	68,556
Additions	9,138	1,841	-	58	11,037
As of September 30, 2025	52,001	17,368	71	10,153	79,593
Impairment (c)
As of January 1, 20254	456	-	-	33,921	34,377
As of September 30, 2024	456	-	-	33,921	34,377
As of January 1, 2025	456	-	-	33,921	34,377
As of September 30, 2025	456	-	-	33,921	34,377
Net Carrying Value
As of September 30, 2024	42,239	9,629	1,904	9,026	62,798
As of January 1, 2025	43,892	9,016	1,904	8,784	63,596
As of September 30, 2025	43,019	7,175	1,904	9,053	61,151

(b)	As of September 30, 2025 and December 31, 2024, the exploration cost and mining evaluation include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	As of September 30, 2025 and December 31, 2024, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets.

Notes to interim consolidated financial statements (continued)

11.	Trade and other payables

(a)	This balance is made up as follows:

	As of September 30, 2025	As of December 31, 2024
	S/(000)	S/(000)

Trade payables (b)	113,788	96,549
Remuneration payable	41,583	36,405
Taxes and contributions	21,607	18,747
Interest payable (d)	20,530	28,280
Accounts payable related to the acquisition of property, plant and equipment, note 9(e)	11,504	17,122
Dividends payable, note 15(g)	10,947	11,097
Advances from customers	10,489	10,380
Board of Directors’ fees	3,843	5,243
Guarantee deposits	3,211	3,242
Account payable to the principal and affiliates, note 22	21	23
Other accounts payable	57,368	14,963
	294,891	242,051

(b)	Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly correspond to invoices payable to domestic suppliers. Trade payables are non-interest bearing and are normally settled within 60 to 120 days term.

(c)	Other payables are non-interest bearing and have an average term of 3 months.

(d)	Interest payable is normally settled semiannually throughout the financial year.

Notes to interim consolidated financial statements (continued)

12.	Provisions

(a)	This balance is made up as follows:

	Workers’ profit-sharing (b)	Long-term incentive plan (c)	Quarry Rehabilitation provision (d)	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
At January 1, 2024	34,328	29,683	17,676	2,276	83,963
Additions (b), note 20	24,758	5,373	-	-	30,131
Exchange difference	-	-	2	-	2
Unwinding of discounts, note 21	-	324	93	-	417
Payments and advances	(34,720)	(23,341)	-	(572)	(58,633)
At September 30, 2024	24,366	12,039	17,771	1,704	55,880

Balance as of December 31, 2024
Current portion	38,263	6,000	-	-	44,263
Non-current portion	-	7,938	19,005	1,203	28,146
	38,263	13,938	19,005	1,203	72,409

At January 1, 2025	38,263	13,938	19,005	1,203	72,409
Additions (b), note 20	30,366	4,418	-	-	34,784
Exchange difference	-	-	(1,337)	-	(1,337)
Unwinding of discounts, note 21	-	645	118	-	763
Payments and advances	(38,741)	(7,190)	(310)	-	(46,241)
At September 30, 2025	29,888	11,811	17,476	1,203	60,378

Current portion	29,888	-	-	-	29,888
Non-current portion	-	11,811	17,476	1,203	30,490
	29,888	11,811	17,476	1,203	60,378

Notes to interim consolidated financial statements (continued)

(b)	Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay its employees profit sharing of between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

The workers’ profit sharing is recognized in the following line items:

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Administrative expenses, note 20	6,296	4,937	14,239	9,453
Cost of sales, note 20	5,969	6,041	13,944	12,366
Selling and distribution expenses, note 20	1,008	1,096	2,119	2,890
Investment	25	28	64	49
	13,298	12,102	30,366	24,758

(c)	Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. According to the latest plan update, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2019. This benefit accrues and accumulates for each officer and is payable in two installments: the first payment will be made on the sixth year after the creation of this bonus plan, and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, they will not receive this compensation. The Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate (risk-free rate).

(d)	Quarry Rehabilitation provision -

As of September 30, 2025 and December 31, 2024, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of the risk-free discount rate in dollars used in the calculation of the provision as of September 30, 2025 and December 31, 2024 was from 0.53 to 4.86 percent.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines of Peru.

Notes to interim consolidated financial statements (continued)

13.	Financial Obligations

(a)	This caption is made up as follows:

		Nominal interest		As of September 30,	As of December 31,
	Currency	rate	Maturity	2025	2024
				S/(000)	S/(000)
Short -term promissory notes
Banco de Crédito del Perú	S/	6.51%	January 13, 2025	-	38,000
Banco de Crédito del Perú	S/	6.51%	January 16, 2025	-	38,000
Banco de Crédito del Perú	S/	6.35%	February 21, 2025	-	38,000
Scotiabank	S/	5.94%	March 10, 2025	-	37,200
Banco GNB Perú	S/	4.88%	November 17, 2025	38,000	38,000
Banco de Crédito del Perú	S/	4.85%	November 24, 2025	38,000	38,000
Banco de Crédito del Perú	S/	4.85%	December 5, 2025	76,000	76,000
Banco GNB Perú	S/	5.00%	January 8, 2026	19,000	-
Banco Internacional del Perú	S/	5.07%	January 8, 2026	57,000	-
Banco Internacional del Perú	S/	4.92%	February 15, 2026	38,000	-
Scotiabank	S/	4.70%	March 5, 2026	37,200	-
Banco de Crédito del Perú	S/	4.82%	March 22, 2026	36,000	-
				339,200	303,200
Senior Notes (b)
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,807	259,748
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,579	309,555
				569,386	569,303
Short and long-term Corporate Loan under “Club deal” (c)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	252,163	310,344
Scotiabank	S/	5.82%	December 1,2028	252,163	310,344
				504,326	620,688
				1,412,912	1,493,191
Maturity
Current				494,346	458,346
Non-current				918,566	1,034,845
				1,412,912	1,493,191

Notes to interim consolidated financial statements (continued)

(b)	Senior Notes -

(b.1) Senior Notes

On January 31, 2019, senior notes were issued in soles for S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; 15-year bonds for S/310,000,000 at a rate of 6.844 percent per year.

The Senior Notes in soles issued in 2019 are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A.C., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C

(b.2) Financial covenants

The corporate bond contracts have the following covenants to limiting the incurring of indebtedness for the Company and its colaterall subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposition or rental of significant assets. The agreements are the following:

-	A fixed charge covenant ratio (includes amortization plus interest) of at least 2.5 to 1.

-	A consolidated debt to EBITDA ratio of no greater than 3.5 to 1.

As of September 30, 2025 and December 31, 2024, these covenants have not been activated because no situation has occurred that requires their measurement, as indicated in the previous paragraph.

For the nine-months period ended September 30, 2025 and 2024, senior Notes generated interest that has been recognized in the interim consolidated financial statement of profit or loss for S/9,650,000 and S/28,952,000 , respectively, see note 21.

(c)	Medium-term Corporate Loan under “Club Deal” modality -

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that allowed the payment of all the financial obligations that the Company maintains with a maturity until February 2023. The loan conditions include a grace/availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company assumed the following obligations:

I.	Comply with the following financial covenants:

(a)	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

(b)	Debt Service Coverage Ratio (FCSD / SD) >= 1.15x

(c)	Debt Service Coverage Ratio (EBITDA / SD) >= 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of the consolidated financial statements of the Company for the last 12 months, prepared in accordance with IFRS. As of September 30, 2025 and December 31, 2024, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and has certain do’s and don’ts obligations that it has been complying with to date.

Notes to interim consolidated financial statements (continued)

14.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2024	Effect on profit or loss	As of September 30, 2024	As of January 1, 2025	Effect on profit or loss	Additions about IFRS 16	As of September 30, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax assets:
Deferred income tax assets
Impairment of investments in subsidiary	-	-	-	7,375	4,425	-	11,800
Provision of discounts and bonuses to customers	1,864	808	2,672	2,691	1,925	-	4,616
Provision for expected credit losses on trade accounts receivable	2,561	556	3,117	3,291	297	-	3,588
Lease liability	441	(226)	215	144	1,135	1,467	2,746
Provision for vacations	2,215	64	2,279	2,458	155	-	2,613
Effect of differences between book and tax bases of fixed assets	1,276	47	1,323	1,278	(103)	-	1,175
Effect of differences between book and tax bases of inventories	55	446	501	863	303	-	1,166
Estimate for devaluation of spare parts and supplies	422	267	689	599	227	-	826
Legal claim contingency	461	-	461	313	-	-	313
Others	2,431	80	2,511	2,848	(19)	-	2,829
	11,726	2,042	13,768	21,860	8,345	1,467	31,672
Deferred income tax liabilities
Right of use assets	(315)	192	(123)	(61)	(1,198)	(1,467)	(2,726)
Others	17	-	17	17	-	-	17
	(298)	192	(106)	(44)	(1,198)	(1,467)	(2,709)
Total deferred income tax liabilities, net	11,428	2,234	13,662	21,816	7,147	-	28,963

Notes to interim consolidated financial statements (continued)

	As of January 1, 2024	Effect on profit or loss	Effect on OCI	Additions about IFRS 16	As of September 30, 2024	As of January 1, 2025	Effect on profit or loss	Effect on OCI	Additions about IFRS 16	As of September 30, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax liabilities:
Deferred income tax assets
Project deterioration Salmueras	18,245	130	-	-	18,375	18,437	229	-	-	18,666
Impairment of fixed assets	8,928	(242)	-	-	8,686	8,606	(285)	-	-	8,321
Financial instrument at fair value with changes in other comprehensive income	6,814	-	82	-	6,896	6,923	-	127	-	7,050
Estimate for depreciation of spare parts and supplies	6,683	388	-	-	7,071	8,408	(1,471)	-	-	6,937
Estimation for impairment of mining assets	7,380	(202)	-	-	7,178	7,085	(244)	-	-	6,841
Provision for quarry closure	5,738	37	-	-	5,775	5,645	378	-	-	6,023
Lease liability	1,226	734	-	1,518	3,478	1,934	1,045	-	2,083	5,062
Provision for vacations	4,220	66	-	-	4,286	4,396	341	-	-	4,737
Provision for compensation to officials	8,756	(5,205)	-	-	3,551	4,111	(628)	-	-	3,483
Provision for expected credit losses on trade accounts receivable	1,107	(7)	-	-	1,100	1,038	(4)	-	-	1,034
Legal claim contingency	210	(169)	-	-	41	41	-	-	-	41
Others	1,446	345	-	-	1,791	2,946	(2,459)	-	-	487
	70,753	(4,125)	82	1,518	68,228	69,570	(3,098)	127	2,083	68,682

Deferred income tax liabilities
Effect of the difference between accounting and tax bases of fixed assets and the difference in depreciation rates	(188,410)	2,928	-	-	(185,482)	(183,982)	2,372	-	-	(181,610)
Right of use assets	(1,197)	(753)	-	(1,518)	(3,468)	(1,895)	(1,216)	-	(2,083)	(5,194)
Effect of costs incurred from bond issuance	(1,980)	293	-	-	(1,687)	(1,588)	293	-	-	(1,295)
Others	(42)	(4)	-	-	(46)	(42)	-	-	-	(42)
	(191,629)	2,464	-	(1,518)	(190,683)	(187,507)	1,449	-	(2,083)	(188,141)
Total deferred income tax liabilities, net	(120,876)	(1,661)	82	-	(122,455)	(117,937)	(1,649)	127	-	(119,459)
		573	82				5,498	127

Notes to interim consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities, and the tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority. The legal right is defined for each individual determination of the income tax of the Company and its Subsidiaries.

A reconciliation between tax expense and the product of the accounting profit multiplied by Peruvian tax rate as of September 30, 2025 and 2024, are as follows:

	For the three-months period		For the nine-months period
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Profit before income tax	106,368	93,246	249,943	218,930
Income tax expense calculated at the statutory income tax rate of 29.5%	(31,378)	(27,507)	(73,733)	(64,584)
Permanent differences
Effect of tax-loss carry forward not recognized	(4,163)	(3,038)	(4,261)	(4,910)
Others tax effects	680	(162)	53	(641)
Total income tax	(34,861)	(30,707)	(77,941)	(70,135)

The components of the deferred income tax related to the items recognized in the consolidated statements of profit or loss as of September 30, 2025 and 2024, are as follow:

	For the three-months period		For the nine-months period
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of profit or loss
Current	(36,928)	(33,645)	(83,439)	(70,708)
Deferred	2,067	2,938	5,498	573
	(34,861)	(30,707)	(77,941)	(70,135)

As of September 30, 2025 and 2024, the Group had not recognized a deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the current tax rules in effect in Peru, are not subject to income tax.

Notes to interim consolidated financial statements (continued)

As of September 30, 2025, certain subsidiaries of the Group had tax loss carryforwards of S/123,675,000 (S/92,998,000, as of December 31, 2024). These tax loss carryforwards do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group subsidiaries. No deferred tax assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, as of September 30, 2025, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/99,965,000 (S/102,730,000 , as of December 31, 2024), which should not be recognized in the consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

15.	Equity

(a)	Capital stock -

As of September 30, 2025 and December 31, 2024, share capital was represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Soles per share.

As of September 30, 2025, the total outstanding common shares were as follows; 33,963,616 were listed on the New York Stock Exchange and 389,904,833 were listed on the Lima Stock Exchange. As of December 31, 2024, the total outstanding common shares were as follows, 34,103,766 were listed on the New York Stock Exchange and 389,764,683 were listed on the Lima Stock Exchange.

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings or the appointment of directors. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

(i)	maintain the current proportion of the investment shares in the case of capital increase by new contributions;

(ii)	increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;

(iii)	participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,

(iv)	redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of September 30, 2025 and December 31, 2024, the Company had 40,278,894 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

Notes to interim consolidated financial statements (continued)

(c)	Treasury shares -

As of September 30, 2025 and December 31, 2024, the Company maintains 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of September 30, 2025 and December 31, 2024, the additional capital amounted to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 927,783 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 per cent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 per cent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results -

This reserve records changes in the fair value of financial instruments at fair value through OCI.

(g)	Distributions made and proposed –

2024
Common stock dividends
Approval date by Board of Directors	28 de octubre de 2024
Declared dividends per share to be paid in cash S/.	0.41000
Declared dividends S/(000):	175,524

As of September 30, 2025 and December 31, 2024, dividends payable amounted to S/10,947,000 and S/11,097,000, respectively, see note 11. During the year 2025 no dividend distribution has been made.

Notes to interim consolidated financial statements (continued)

16.	Sales of goods

This caption is made up as follows:

	For the three-month period ended September 30, 2025
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	471,351	81,706	9,087	-	-	562,144
Sale of construction supplies	-	-	-	10,404	-	10,404
Sale of other	-	-	-	-	1,519	1,519
	471,351	81,706	9,087	10,404	1,519	574,067
Timing of revenue recognition
Goods and services transferred at a point in time	471,351	73,973	9,087	10,404	1,394	566,209
Services transferred over time	-	7,733	-	-	125	7,858
Total revenues from contracts with customers	471,351	81,706	9,087	10,404	1,519	574,067

	For the three-month period ended September 30, 2024
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	427,089	64,697	7,411	-	-	499,197
Sale of construction supplies	-	-	-	16,122	-	16,122
Sale of other	-	-	-	-	2,435	2,435
	427,089	64,697	7,411	16,122	2,435	517,754

Timing of revenue recognition
Goods and services transferred at a point in time	427,089	44,408	7,411	16,122	2,435	497,465
Services transferred over time	-	20,289	-	-	-	20,289
Total revenues from contracts with customers	427,089	64,697	7,411	16,122	2,435	517,754

Notes to interim consolidated financial statements (continued)

	For the nine-month period ended September 30, 2025
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	1,266,363	228,084	23,090	-	-	1,517,537
Sale of construction supplies	-	-	-	32,675	-	32,675
Sale of other	-	-	-	-	7,127	7,127
	1,266,363	228,084	23,090	32,675	7,127	1,557,339

Timing of revenue recognition
Goods and services transferred at a point in time	1,266,363	189,080	23,090	32,675	6,846	1,518,054
Services transferred over time	-	39,004	-	-	281	39,285
Total revenues from contracts with customers	1,266,363	228,084	23,090	32,675	7,127	1,557,339

	For the nine-month period ended September 30, 2024
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	1,183,907	190,820	20,681	-	-	1,395,408
Sale of construction supplies	-	-	-	44,099	-	44,099
Sale of other	-	-	-	-	11,892	11,892
	1,183,907	190,820	20,681	44,099	11,892	1,451,399

Timing of revenue recognition
Goods and services transferred at a point in time	1,183,907	116,294	20,681	44,099	11,892	1,376,873
Services transferred over time	-	74,526	-	-	-	74,526
Total revenues from contracts with customers	1,183,907	190,820	20,681	44,099	11,892	1,451,399

For all segments the terms of payment are usually between 30 and 90 days from the date of dispatch.

For all segments, the amounts presented as sales of the different products are already net of discounts and bonuses.

Notes to interim consolidated financial statements (continued)

17.	Cost of sales

This caption is made up as follows:

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance of goods and finished products	14,494	16,325	19,916	11,987
Beginning balance of work in progress	242,902	205,556	222,492	179,153
Consumption of miscellaneous supplies	95,140	108,554	269,921	301,333
Maintenance and third-party services	77,040	73,080	209,613	211,290
Personnel expenses, note 20(b)	50,269	41,838	142,218	114,244
Shipping costs	49,744	42,867	132,613	121,072
Depreciation and amortization	34,019	32,508	101,932	98,379
Other manufacturing expenses	31,066	33,240	89,487	86,841
Costs of packaging	14,664	15,306	41,374	43,200
Ending balance of goods and finished products	(10,681)	(14,189)	(10,681)	(14,189)
Ending balance of work in progress	(248,484)	(233,087)	(248,484)	(233,087)
	350,173	321,998	970,401	920,223

18.	Administrative expenses

This caption is made up as follows:

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Personnel expenses, note 20(b)	44,576	34,045	125,300	95,180
Third-party services	21,276	17,919	60,911	52,524
Depreciation and amortization	3,900	5,538	11,879	16,402
Donations	1,734	2,300	5,250	6,394
Board of Directors compensation	1,332	1,404	4,172	4,467
Consumption of supplies	524	365	1,220	1,047
Others	3,199	2,063	8,148	6,658
	76,541	63,634	216,880	182,672

Notes to interim consolidated financial statements (continued)

19.	Selling and distribution expenses

This caption is made up as follows:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Personnel expenses, note 20(b)	12,494	11,544	35,903	33,799
Advertising and promotion	4,588	2,420	13,838	6,587
Third-party services	5,419	5,082	13,785	13,612
Allowance (reversal) for expected credit losses, note 7(e)	574	432	1,786	2,044
Other	1,511	109	4,399	194
	24,586	19,587	69,711	56,236

20.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Wages and salaries	61,974	48,131	180,729	140,430
Social contributions	12,690	10,114	35,355	28,594
Workers profit sharing, note 12(b)	13,273	12,074	30,302	24,709
Legal bonuses	7,243	6,817	21,845	19,921
Vacations	6,737	5,539	20,108	17,586
Cessation payments	2,635	1,744	8,309	4,790
Long-term incentive plan, note 12	1,636	1,791	4,418	5,373
Training	1,018	1,238	1,937	1,818
Other	126	81	553	310
	107,332	87,529	303,556	243,531

(b)	Employee benefits expenses are allocated as follows:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Cost of sales, note 17	50,269	41,838	142,218	114,244
Administrative expenses, note 18	44,576	34,045	125,300	95,180
Selling and distribution expenses, note 19	12,494	11,544	35,903	33,799
Miscellaneous expenses	(7)	102	135	308
	107,332	87,529	303,556	243,531

Notes to interim consolidated financial statements (continued)

21.	Finance costs

This caption is made up as follows:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Interest on Club Deal promissory note and loan, note 13(c)	12,034	14,599	36,873	45,010
Interest on senior notes, note 13(b.2)	9,650	9,650	28,952	28,952
Expenses for the purchase and amortization of issuance costs of senior notes	335	335	994	994
Interest on lease liabilities	284	283	790	503
Other	1,009	9	1,012	14
Total interest expense	23,312	24,876	68,621	75,473
Unwinding of discount of provisions, note 12	253	139	763	417
	23,565	25,015	69,384	75,890

22.	Related parties

Transactions with related entities -

During the three and nine-months periods ended September 30, 2025 and 2024, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Income
Parent
Inversiones ASPI S.A. (ASPI)
Income from office lease	4	4	12	12

Fees for management and administrative services	45	22	113	66

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 24	286	309	877	915
Income from parking leases	99	94	303	263

Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	4	4	12	12
Fees for management and administrative services	84	36	203	108

Fossal S.A.A. (Fossal)
Income from office lease	4	4	12	12
Fees for management and administrative services	17	11	47	33

Asociación Sumac Tarpuy
Income from office lease	4	4	12	12
Fees for management and administrative services	3	-	8	-

Expenses
Other related parties
Security services provided by Compañía
Minera Ares S.A.C.	(540)	(540)	(1,623)	(1,620)

Notes to interim consolidated financial statements (continued)

As a result of these transactions, the Group had the following rights and obligations as of September 30, 2025 and December 31, 2024:

	September 30, 2025		December 31, 2024
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)
Parent
Inversiones ASPI S.A.	312	-	115	-
	312	-	115	-

Other related parties
Fosfatos del Pacífico S.A.	1,798	21	1,409	23
Compañía Minera Ares S.A.C.	939	-	231	-
Fossal S.A.A.	205	-	126	-
Other	147	-	88	-
	3,089	21	1,854	23
	3,401	21	1,969	23

Terms and conditions of transactions with related parties –

Sales and purchases with related parties are made under market conditions equivalent to those applied to transactions between independent parties. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. As of September 30, 2025 and December 31, 2024, the Group had not recorded an allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel of the Company includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short-term compensation amounted to S/7,817,000 and S/20,268,000 during the three and nine-month period ended September 30, 2025 (S/7,846,000 y S/19,820,000 during the three and nine-month period ended September 30, 2024), and the total long-term compensations expense amounted to S/1,636,000 and S/4,418,000 during the three and nine-month period ended September 30, 2025 (S/1,791,000 y S/5,373,000 during the three and nine-month period ended September 30, 2024), and there were no post-employment or contract termination benefits or share-based payments.

23.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the three and nine-month periods ended September 30, 2025 and 2024 by the weighted average number of common shares and investment shares outstanding during those periods.

The Group does not have potential common shares with a dilutive effect as of September 30, 2025 and 2024. The calculation of basic earnings per share is shown below:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Numerator
Net profit attributable to the owners of the Holding Company	71,507	62,539	172,002	148,795

Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107

Basic profit for common and investment shares	0.17	0.15	0.40	0.35

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these interim consolidated financial statements.

Notes to interim consolidated financial statements (continued)

24.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of September 30, 2025, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C., a related party of Inversiones ASPI S.A. This lease is renewable annually and provided an annual rent expense for the three and nine-month period ended September 30, 2025 for S/286,000 and S/877,000, respectively ( S/309,000 y S/915,000 for the three and nine-month period ended September 30, 2024), see note 22.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, had subscribed a collaboration contract with a third party, with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Capital commitments -

As of September 30, 2025 and December 31, 2024, the Group had no significant capital commitments.

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments for the rest of the contract. The related expense for the years ended September 30, 2025 and 2024 amounted to S/3,970,000 and S/4,170,000; respectively and was recognized as part of cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of S/4.5 for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons after the beginning of the fourth year of production.

The Company signed an agreement with two third parties in October 2007, related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. As part of this agreement, the Company is required to pay an equivalent amount of US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months following the beginning of the sixth year of production.

Mining royalty -

According with the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo

S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for the three and nine-month periods ended September 30, 2025 amounted to S/419,000 and S/1,166,000, respectively (S/259,000 and S/895,000 for the three and nine-month periods ended September 30, 2024), and is recognized as part of the cost of inventory production.

Notes to interim consolidated financial statements (continued)

Tax situation -

The Company is subject to Peruvian tax law. As of September 30, 2025 and 2024, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, for transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation including information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of September 30, 2025 and December 31, 2024.

The tax authority has the power to review and, if applicable, adjust the income tax calculated by each company, in the four years subsequent after the year of filing the tax return.

The statements of income tax and value-added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2020 / 2022 – 2024	Dec. 2020 – Sep. 2025
Cementos Selva S.A.C.	2020 – 2024	Dec. 2020 – Sep. 2025
Distribuidora Norte Pacasmayo S.R.L.	2020 – 2024	Dec. 2020 – Sep. 2025
Empresa de Transmisión Guadalupe S.A.C.	2020 – 2024	Dec. 2020 – Sep. 2025
Salmueras Sudamericanas S.A.	2020 – 2024	Dec. 2020 – Sep. 2025
Soluciones Takay S.A.C.	2020 – 2024	Dec. 2020 – Sep. 2025
Corporación Materiales Piura S.A.C.	2020 – 2024	Dec. 2020 – Sep. 2025
Soluciones Crealo 150 S.A.C.	2024	Sep. 2024 – Sep. 2025
Vanguardia Constructora del Perú S.A.C.	2024	Oct. 2024 – Sep. 2025

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and that of its legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of September 30, 2025 and December 31, 2024.

Environmental matters -

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediation -

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to interim consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Operating year expense for the three-month period ended September 30,		Operating year expense for the nine-month period ended September 30,
					2025	2024	2025	2024
					S/(000)	S/(000)	S/(000)	S/(000)

Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIA	289	251	289	371

Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGGAM	2018	PAMA	77	61	209	212

					366	312	498	583

As of September 30, 2025 and December 31, 2024, the Group had no liabilities related to environmental remediation expenses because all were paid before the end of the year.

Quarry rehabilitation provision -

The Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarry Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of September 30,2025 and December 31, 2024, the Group maintained a provision for the closing of the quarries exploited by its operations amounting to S/17,476,000 and S/19,005,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 12.

Notes to interim consolidated financial statements (continued)

Legal claim contingency -

As of September 30, 2025, the Group had received claims from third parties in relation with its operations which in aggregate represent S/618,000 that corresponded to labor claims from former employees.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim consolidated financial statements.

25.	Financial risk management, objectives and policies

The Group’s main financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by Financial Management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

Management reviews and implements policies for managing each of these risks, which are summarized below.

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, foreign currency risk and other price risk (such as equity price risk and commodity risk).

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of September 30, 2025 and December 31, 2024.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of September 30, 2025 and December 31, 2024, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that it is not relevant to do an interest rate sensitivity analysis.

Notes to interim consolidated financial statements (continued)

Foreign currency risk -

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign currency exchange rates. The Group’s exposure to foreign exchange risk relates primarily to the Group’s operating activities (when income or expenses are denominated in a currency other than the Group’s functional currency).

Foreign currency sensitivity -

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

As of September 30, 2025	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)
	+5	1,258
	+10	2,517
	-5	(1,258)
	-10	(2,517)

As of December 31, 2024	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)
	+5	(593)
	+10	(1,186)
	-5	593
	-10	1,186

Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Notes to interim consolidated financial statements (continued)

Trade receivables -

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of September 30, 2025 and December 31, 2024, the Group had 4 and 8 customers, that owed the Group more than S/3,000,000 each accounting for approximately 25% and 34% of all trade receivables outstanding, respectively. There were 27 and 22 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 26% and 23% of the total trade receivables, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Cash deposits -

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of September 30, 2025 and December 31, 2024, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and long term debentures. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if is necessary.

Notes to interim consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2025
Financial obligations	191,092	304,472	611,818	310,000	1,417,382
Interest	8,718	60,792	150,516	29,702	249,728
Trade and other payables	159,746	113,538	-	-	273,284
Lease liabilities	1,166	3,704	11,490	447	16,807

As of December 31, 2024
Financial obligations	190,292	269,272	729,091	310,000	1,498,655
Interest	29,255	49,887	189,657	47,735	316,534
Trade and other payables	155,556	67,748	-	-	223,304
Lease liabilities	758	2,200	5,819	643	9,420

Changes in liabilities arising from financing activities:

				Amortization of costs
	Balance as of			of issuance of	Balance as of
	January 1, 2025	Cash inflow	Cash outflow	senior notes	September 30, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Dividends payable	11,097	549	(699)	-	10,947
Financial obligations	1,493,191	202,200	(283,473)	994	1,412,912

				Amortization of costs
	Balance as of			of issuance of	Balance as of
	January 1, 2024	Cash inflow	Cash outflow	senior notes	September 30, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Dividends payable	10,322	297	(426)	-	10,193
Financial obligations	1,573,026	151,200	(231,273)	994	1,493,947

Notes to interim consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call the senior notes. There have been no breaches in the financial covenants of Senior Notes in any of the years presented.

The Group manages its capital structure and adjusts it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the periods ended September 30, 2025 and December 31, 2024.

26.	Fair value of financial assets and liabilities

Financial assets -

Except for derivative financial instruments and financial instruments designated at fair value through OCI, all financial assets which included trade and other receivables are classified in the category of loans and receivables, which are non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables financial obligations are classified as loans and borrowings and are carried at amortized cost.

Notes to interim consolidated financial statements (continued)

(a)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	2025/2024
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	182,407	72,723	182,407	72,723	Level 1
Trade and other receivables	187,360	174,392	187,360	174,392	Level 2
Financial instruments at fair value through other comprehensive income	320	239	320	239	Level 3
Total financial assets	370,087	247,354	370,087	247,354

Financial liabilities
Trade and other payables	294,891	242,051	294,891	242,051	Level 2
Senior notes	569,386	569,303	541,591	541,508	Level 1
Fixed rate notes	843,526	923,888	833,450	916,415	Level 2
Total financial liabilities	1,707,803	1,735,242	1,669,932	1,699,974

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (iv).

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of September 30, 2025 and December 31, 2024, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date as they trade on the exchange.

-	The fair value of the fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the reporting date.

-	The fair value of financial instruments at fair value with changes in OCI has been determined through the percentage of the Company’s shareholding in the equity of Fossal S.A.A.

Notes to interim consolidated financial statements (continued)

27.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, pavement, concrete, mortar and precast in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim consolidated statement of profit and loss.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	For the three-month period ended September 30, 2025				For the three-month period ended September 30, 2024
	Cement, concrete, pavement, mortar and precast	Construction supplies	Other (*)	Total consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Other (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Sales of goods	562,144	10,404	1,519	574,067	499,197	16,122	2,435	517,754
Gross profit	226,423	184	(2,713)	223,894	196,054	502	(800)	195,756
Administrative expenses	(74,928)	(861)	(752)	(76,541)	(62,294)	(715)	(625)	(63,634)
Selling and distribution expenses	(24,068)	(277)	(241)	(24,586)	(19,174)	(220)	(193)	(19,587)
Other operating income (expense), net	(1,517)	(10)	12	(1,515)	3,932	6	-	3,938
Finance income	8,719	2	7	8,728	1,629	7	14	1,650
Finance cost	(23,565)	-	-	(23,565)	(25,015)	-	-	(25,015)
(Loss) Gain from exchange difference, net	(38)	(4)	(5)	(47)	149	(9)	(2)	138
Profit (loss) before income tax	111,026	(966)	(3,692)	106,368	95,281	(429)	(1,606)	93,246
Income tax expense	(36,417)	322	1,234	(34,861)	(31,378)	143	528	(30,707)
Profit (loss) for the period	74,609	(644)	(2,458)	71,507	63,903	(286)	(1,078)	62,539

Notes to interim consolidated financial statements (continued)

	For the nine-month period ended September 30, 2025				For the nine-month period ended September 30, 2024
	Cement, concrete, pavement, mortar and precast	Construction supplies	Other (*)	Total consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Other (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Sales of goods	1,517,537	32,675	7,127	1,557,339	1,395,408	44,099	11,892	1,451,399
Gross profit	594,380	532	(7,974)	586,938	531,214	1,480	(1,518)	531,176
Administrative expenses	(212,312)	(2,438)	(2,130)	(216,880)	(178,825)	(2,053)	(1,794)	(182,672)
Selling and distribution expenses	(68,243)	(784)	(684)	(69,711)	(55,051)	(632)	(553)	(56,236)
Other operating income (expense), net	7,246	12	10	7,268	(499)	(2)	75	(426)
Finance income	9,850	11	35	9,896	4,151	24	50	4,225
Finance cost	(69,379)	-	(5)	(69,384)	(75,890)	-	-	(75,890)
(Loss) Gain from exchange difference, net	1,865	(15)	(34)	1,816	(1,235)	(11)	(1)	(1,247)
Profit (loss) before income tax	263,407	(2,682)	(10,782)	249,943	223,865	(1,194)	(3,741)	218,930
Income tax expense	(82,139)	837	3,361	(77,941)	(71,716)	383	1,198	(70,135)
Profit (loss) for the period	181,268	(1,845)	(7,421)	172,002	152,149	(811)	(2,543)	148,795

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

	As of September 30, 2025				As of December 31, 2024
	Cement, concrete, pavement, mortar and	Construction		Total	Cement, concrete, pavement, mortar and	Construction		Total
	precast	supplies	Other (*)	consolidated	precast	supplies	Other (*)	consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segment assets	3,147,005	44,060	101,177	3,292,242	3,021,210	40,583	104,011	3,165,804
Other assets (*)	-	-	320	320	-	-	239	239
Total assets	3,147,005	44,060	101,497	3,292,562	3,021,210	40,583	104,250	3,166,043
Total liabilities	1,821,143	83,661	2,962	1,907,766	1,879,580	71,901	1,464	1,952,945
Capital expenditure (**)	91,703	-	-	91,703	96,912	-	-	96,912

(*)	As of September 30, 2025 and December 31,2024, corresponds to the financial instruments designated at fair value through other comprehensive income for S/320,000 and S/239,000, respectively.

(**)	Capital expenditure consists of S/91,703,000 and S/54,611,000 for the nine-months period ended September 30, 2025 and 2024, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets.

Geographic information

As of September 30, 2025 and December 31, 2024, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.

28.	Subsequent events

At a Board of Directors meeting held on October 21, 2025, the distribution of accumulated profits of approximately S/190,300,000 was approved. As a result, the Company will distribute a dividend of S/0.41 per share.